Exhibit 99.2

Vision Marine Technologies Files Patent Application for Distributed Control System Architecture in Electric Marine Vessels

Enhancing Efficiency, Scalability, and Performance in High-Voltage Electric Powertrains

MONTREAL, QC / ACCESS Newswire / February 6, 2025 / Vision Marine Technologies Inc. (the "Company," "Vision Marine," "we," "us," "our") (Nasdaq:VMAR) is pleased to announce the filing of its latest patent application with the United States Patent and Trademark Office. This application is part of an ongoing series of patents designed to advance the E-Motion™ High Voltage Electric Marine Powertrain. The newly developed Distributed Control System Architecture aims to simplify system integration, enhance scalability, and improve operational efficiency in electric marine vessels.

"Developing an efficient and scalable control system is critical for the future of high-voltage electric propulsion," said Xavier Montagne, Chief Technology Officer at Vision Marine. "This patent application represents a key step in optimizing how powertrain components communicate and function as a cohesive system, reducing system complexity while increasing reliability and performance for electric marine vessels."

The patented technology introduces a distributed control system that replaces traditional wiring-heavy configurations with a streamlined architecture utilizing a Control Area Network (CAN) bus. This system enables seamless communication between the Vessel Control Unit (VCU) and critical powertrain components, including high-voltage (HV) batteries, power distribution units (PDU), and electric motors. By decentralizing control through dedicated component controllers, Vision Marine aims to reduce wiring complexity, optimize power distribution, and improve overall system responsiveness.

The introduction of this architecture provides multiple benefits, including reduced vessel weight, simplified maintenance, and increased compatibility with a wide range of electric marine applications. As electric propulsion technology continues to evolve, ensuring efficient and scalable power management will play a crucial role in supporting larger vessels, extending travel distances, and improving overall system durability.

As electric propulsion becomes the future of the marine industry, Vision Marine's innovation is paving the way for a new era of sustainable and reliable boating. By focusing on creating scalable, data-driven, and advanced technology solutions, the Company is addressing the industry's most pressing challenges while supporting the transition to electric-powered marine vessels.

About Vision Marine Technologies Inc.
Vision Marine Technologies, Inc. (NASDAQ: VMAR) is driving the shift to sustainable, electric-powered recreational boating with its E-Motion™ outboard powertrain system. Combining advanced battery technology, high-efficiency motors, proprietary software, and innovative assembly techniques, Vision Marine delivers efficient and high-performing solutions for the marine industry.

Forward-Looking Statement
This press release contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks, uncertainties, and other factors that may cause actual results to differ materially. For a detailed discussion of these risks, refer to Vision Marine's Annual Report on Form 20-F for the year ended August 31, 2024, and other periodic filings with the SEC. Vision Marine does not undertake any obligation to update or revise forward-looking statements other than as required by law.

Investor and Company Contact:
Vision Marine Technologies
Bruce Nurse
(303) 919-2913
bn@v-mti.com

Website: visionmarinetechnologies.com
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